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                                                                 EXHIBIT 99.57.4


TRANSITION THERAPEUTICS FILES REGISTRATION STATEMENT IN PREPARATION FOR POTENTIAL NASDAQ LISTING

TORONTO, ON, June 5th, 2007 - Transition Therapeutics Inc. ("Transition") (TSX:
TTH) announced today the filing of a Registration Statement on Form 40-F in connection with the filing of Transition's listing application for the NASDAQ Stock Market. The Form 40-F filing is being made with the United States Securities and Exchange Commission to register Transition's common shares in the United States.

The listing of Transition's common shares in the United States is subject to the receipt of the appropriate regulatory and exchange approvals. Transition will provide guidance on the potential timing for a US listing further in the application process.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include AZD-103/ELND005 for the treatment of Alzheimer's disease and regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

For further information: on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc
Phone: (416) 260-7770, x.223
tcruz@transitiontherapeutics.com

Mr. Elie Farah
CFO and VP Corporate Development
Transition Therapeutics Inc.
Phone: (416) 260-7770, x.203
efarah@transitiontherapeutics.com